Via Facsimile and U.S. Mail
Mail Stop 6010

March 10, 2008

Mr. Kriss Cloninger III
President, Chief Financial Officer,
Treasurer and Director
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: **Aflac Incorporated**
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-07434

Dear Mr. Cloninger:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-6

Critical Accounting Estimates, page II-7

Policy Liabilities, page II-9

1.   It appears that you have significantly revised your estimate of the liability for unpaid policy claims recorded in prior years. Please provide us, using disclosure-type format, proposed revisions to your existing disclosure an explanation of the reasons for your change in estimate. For each liability and lines of business, please include the following disclosures:

    a. Identify the years to which the change in estimate relates and disclose the amount of the related liability as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the liability.

    b. Identify the changes in the key assumptions you made to estimate the liability since the last reporting date.

    c. Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

    d. Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

We acknowledge that we previously commented on this matter in comment one of our August 16, 2007 comment letter, and also in comment three of our January 7, 2004 comment letter. However, we are unsure how the current discussion addresses the change in estimates that occurred during the year ended December 31, 2007.

Note 3. Investments page II-64

2.   Please revise your disclosure to comply with paragraph 17b of FSP FAS 115-1/FAS 124-1. More specifically, please provide a more robust discussion of your rationale for concluding that unrealized losses are not other-than-temporary impairments, particularly given that 77% of the unrealized loss has been in an unrealized loss position for more than 12 months. Your discussion on page II-72 only discusses a small part of the unrealized losses. In addition, please revise to discuss your significant concentration of unrealized losses in the banking/financial institution industry and the significant increase in the unrealized losses in that industry from the prior year clarifying why you believe no impairment is required.

3.   You state on page II-76 that you have variable interest entities that you do not
        consolidate because you are not the primary beneficiary. Please refer to Item
        303(a)(4) of Regulation S-K regarding disclosures of off-balance sheet
        arrangements.

        a. Please tell us the extent that the following items are applicable and material,
            for your non-consolidated CDO for which you have material exposure, and
            provide us revised disclosure or tell us why revised disclosure is not necessary
            to address these items:

            •   Categories and rating of assets the off-balance sheet entity holds;

            •   Weighted-average life of assets the off-balance sheet entity holds;

            •   Forms of funding (commercial paper, medium-term notes, etc) and
                weighted-average life of the funding the off-balance sheet entity holds;

            •   Any material difficulties the off-balance sheet entity has experienced in
                issuing its commercial paper or other financing during the period;

            •   Any material write-downs or downgrades of assets the off-balance sheet
                entity holds;

            •   Maximum limit of the losses to be borne by any first loss note holders;

            •   Detailed disclosure regarding your obligations under the liquidity
                facilities. For example, consider the following items, to the extent
                applicable:

                •   whether there are triggers associated with your obligations to
                    fund,

                •   whether there are any terms that would limit your obligation to
                    perform,

                •   any obligations under the facilities (e.g., to purchase assets from
                    or commercial paper the off-balance sheet entity issued), and their
                    material terms,

                •   whether there are any other liquidity providers, and if so, how
                    your obligation ranks with the other liquidity providers;

- Whether any agreement required you to purchased securities issued by any off- balance sheet entities that you manage. If not, consider discussing your reasons for the purchase;

- Whether you provided or assisted the off-balance sheet entity in obtaining any other type of support, or whether it is your current intention to do so; and

- Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the entity or incur significant losses associated with the entity.

b. Please revise your disclosures to address:

- the scenarios where you would have to consolidate the off-balance sheet entity, and your expectation of the likelihood of such consolidation; and

- the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the entity.

- any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with any material off-balance sheet entity.

c. Tell us why you do not believe you are required to consolidate the CDO in light of the funding requirements. Addressing FIN 46R in your response.

d. Please provide in your financial statements all the disclosures required by paragraph 24 of FIN 46R.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant